**JPMORGAN CHASE & CO.**

December 2011
Preliminary Terms No. 1
Registration Statement No. 333-177923
Dated November 28, 2011
Filed pursuant to Rule 433

# STRUCTURED INVESTMENTS
## Opportunities in Currencies

## Currency-Linked Partial Principal at Risk Securities due December 29, 2014
### Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro
#### Brazilian real + Russian ruble + Indian rupee + Chinese renminbi

Currency-Linked Partial Principal at Risk Securities provide investors with exposure to an individual currency or a basket of currencies and the repayment of a substantial percentage of the principal amount if held to maturity. They are for investors who are willing to risk loss of some of their initial investment and forgo market interest rates in exchange for the minimum payment amount of 90% of principal at maturity and upside exposure to the underlying currency or basket of currencies. The return on the securities will be based on the performance of the basket of four emerging markets currencies relative to the European Union euro. **Investors may lose up to 10% of the stated principal amount of the securities.** The securities are senior unsecured obligations of JPMorgan Chase & Co., and all payments on the securities, including the payment of the minimum payment amount at maturity, are subject to the credit risk of JPMorgan Chase & Co.

| SUMMARY TERMS | | |
|---|---|---|
| **Issuer:** | JPMorgan Chase & Co. | |
| **Maturity date:** | December 29, 2014, subject to adjustment for certain market disruption events and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 3-I | |
| **Aggregate principal amount:** | $ | |
| **Basket:** | **Reference currencies** | **Reference currency weight** |
| | Brazilian real ("BRL") | 25% |
| | Russian ruble ("RUB") | 25% |
| | Indian rupee ("INR") | 25% |
| | Chinese renminbi ("CNY") | 25% |
| **Payment at maturity:** | ▪ If the basket appreciates relative to the European Union euro (*i.e.*, the basket return is positive), for each $1,000 stated principal amount security, $1,000 + supplemental redemption amount | |
| | ▪ If the basket depreciates or does not appreciate relative to the European Union euro (*i.e.*, the basket return is zero or negative), for each $1,000 stated principal amount security, $1,000 + ($1,000 × basket return), subject to the minimum payment amount *If the basket depreciates, the basket return will be negative and the payment at maturity will be less than the stated principal amount of $1,000 per security by an amount that is proportionate to the decline in the basket return below 0%. However, under no circumstances will the payment due at maturity be less than the minimum payment amount of $900 per security.* | |
| **Supplemental redemption amount:** | (i) $1,000 *times* (ii) the basket return *times* (iii) the participation rate | |
| **Minimum payment amount:** | $900 per security | |
| **Participation rate:** | 130% to 150%. The actual participation rate will be determined on the pricing date and will not be less than 130% or greater than 150%. | |
| **Basket return:** | (ending basket level – starting basket level) / starting basket level | |
| **Starting basket level:** | Set equal to 100 on the pricing date | |
| **Ending basket level:** | The basket closing level on the valuation date | |
| **Basket closing level:** | The basket closing level on the valuation date will be calculated as follows: 100 × [1 + sum of (reference currency return of each reference currency × reference currency weight of each such reference currency)] | |
| **Reference currency return:** | With respect to each reference currency: (starting spot rate – ending spot rate) / starting spot rate *This formula effectively limits the contribution of each reference currency to a 100% return but does not limit the downside. See "How Do Currency Exchange Rates Work," "Hypothetical Payouts on the Securities at Maturity — Example 3" and "Fact Sheet" in this document for more information.* | |
| **Valuation date:** | December 22, 2014, subject to adjustment for non-currency business days or certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" in the accompanying product supplement no. 3-I | |
| **Stated principal amount:** | $1,000 per security | |
| **Issue price:** | $1,000 per security (see "Commissions and issue price" below) | |
| **Pricing date:** | December  , 2011 (expected to price on or about December 22, 2011) | |
| **Original issue date:** | December  , 2011 (3 business days after the pricing date) | |
| **CUSIP / ISIN:** | 48125VFX3 / US48125VFX38 | |
| **Listing:** | The securities will not be listed on any securities exchange. | |
| **Agent:** | J.P. Morgan Securities LLC ("JPMS") | |

| **Commissions and issue price:** | **Price to Public**[(1)(2)] | **Fees and Commissions**[(2)(3)] | **Proceeds to Issuer** |
|---|---|---|---|
| **Per Security** | $1,000.00 | $30.00 | $970.00 |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-24 of the accompanying product supplement no. 3-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $990.00 per $1,000 stated principal amount security. Please see "Syndicate Information" on page 8 for further details.

(3) JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB") that will depend on market conditions on the pricing date. In no event will the commission received by JPMS and the selling concessions to be allowed to MSSB exceed $30.00 per $1,000 stated principal amount security. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-43 of the accompanying product supplement no. 3-I.

**Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 3-I and "Risk Factors" beginning on page 14 of these preliminary terms.**

**Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.**

*The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

You should read this document together with the related product supplement no. 3-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product supplement no. 3-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

JPMORGAN CHASE & CO.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

# Investment Overview

## Currency-Linked Partial Principal at Risk Securities

The Currency-Linked Partial Principal at Risk Securities due December 29, 2014 (the "securities") provide investors with an opportunity to earn a return based on 130% to 150% participation in the positive performance of a basket of four emerging markets currencies (equally weighted among themselves) relative to the European Union euro. The actual participation rate will be determined on the pricing date and will not be less than 130% or greater than 150%.

On the valuation date, if the weighted basket of four emerging markets currencies (the "basket") has strengthened as a whole relative to the European Union euro, the investment will return $1,000 plus 130% to 150% of the positive basket return (*e.g.*, a basket return of 10% relative to the European Union euro will return 100% of principal plus an additional $130 to $150 per security at maturity). The actual participation rate will be determined on the pricing date and will not be less than 130% or greater than 150%. If, at maturity, the basket remains unchanged or has weakened such that the basket return is zero or negative, the payment per security will be less than the $1,000 principal amount of securities by an amount proportionate to the decline in the basket return below 0%, subject to the minimum payment amount of $900 per security. The securities do not pay interest, and all payments on the securities, including the minimum payment amount at maturity, are subject to the credit risk of JPMorgan Chase & Co.

| | |
|---|---|
| **Maturity:** | Approximately 3 years |
| **Minimum payment at maturity:** | 90% of the stated principal amount ($900 per security) |
| **Participation rate:** | 130% to 150%. The actual participation rate will be determined on the pricing date and will not be less than 130% or greater than 150%. |
| **Interest:** | None |
| **Payment at maturity:** | (i) If the basket appreciates, for each $1,000 stated principal amount security,<br><br>$1,000 + supplemental redemption amount<br><br>(ii) If the basket depreciates or does not appreciate, for each $1,000 stated principal amount security,<br><br>$1,000 + ($1,000 × basket return), subject to the minimum payment amount of $900.<br><br>*Note:  If the basket depreciates, the amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the payment due at maturity be less than $900 per security.* |

JPMORGAN CHASE & CO.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

# Basket Overview

The basket is an equally-weighted basket of four emerging markets currencies.

| Basket Information | | | | |
|---|---|---|---|---|
| **Reference Currency** | **Reference Currency Weight** | **Quotation Convention** | **Reference Currency per USD: Source and Applicable Time\*** | **USD per EUR: Source and Applicable Time\*** |
| Brazilian real ("BRL") | 25% | # BRL / 1 EUR | Reuters: BRFR (offer rate) at approximately 6:00 p.m., Sao Paulo time | Reuters: WMRPSPOT05 at approximately 4:00 p.m. Greenwich Mean Time |
| Russian ruble ("RUB") | 25% | # RUB / 1 EUR | Reuters: EMTA; between 12:00 and 12:30 p.m., Moscow time | Reuters: WMRPSPOT05 at approximately 4:00 p.m. Greenwich Mean Time |
| Indian rupee ("INR") | 25% | # INR / 1 EUR | Reuters: RBIB at approximately 12:30 p.m., Mumbai time | Reuters: WMRPSPOT05 at approximately 4:00 p.m. Greenwich Mean Time |
| Chinese renminbi ("CNY") | 25% | # CNY / 1 EUR | Reuters: SAEC at approximately 9:15 a.m., Beijing time | Reuters: WMRPSPOT05 at approximately 4:00 p.m. Greenwich Mean Time |

\* The spot rate of each reference currency relative to the European Union euro is calculated by multiplying (a) the exchange rate of the relevant reference currency relative to the U.S. dollar and (b) the exchange rate of the U.S. dollar relative to the European Union euro.  See "Fact Sheet — Spot Rate" below.



**Historical Basket Return**
**January 6, 2006 to November 25, 2011**

Source: Bloomberg & JPMorgan

The graph is calculated to show the weekly performance of the basket relative to the European Union euro during the period from January 6, 2006 through November 25, 2011 assuming that the reference currencies are equally weighted as set out above and that the basket closing level on January 6, 2006 was 100.  The graph illustrates the effect of any offset and/or correlation among the reference currencies during such period.  The graph does not take into account the minimum payment amount, nor does it attempt to show your expected return on an investment in the securities.  You cannot predict the future performance of any of the reference currencies or of the basket as a whole, or whether the strengthening of any of the reference currencies relative to the European Union euro will be offset by the weakening of other reference currencies, based on their historical performance.  The historical performance of the basket and the degree of correlation between the trends of the reference currencies (or lack thereof) should not be taken as an indication of the future performance.

## How Do Currency Exchange Rates Work?

▪ Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

▪ The spot rate for each of the reference currencies is expressed as the number of units of that currency per European Union euro.  As a result, a **decrease** in the spot rate means that the relevant reference currency has **appreciated / strengthened** relative to the European Union euro.  This means that it takes fewer of the relevant reference currency to purchase one (1) European Union euro on the valuation date than it did on the pricing date.

> ➢ In this example, the Brazilian real strengthens from the starting spot rate of 2.40 to the ending spot rate of 2.20, resulting in the reference currency return of (2.40 – 2.20) / 2.40 = approximately 8.33%.

| Starting Spot Rate (# BRL / 1 EUR) | Ending Spot Rate (# BRL / 1 EUR) |
|---|---|
| 2.40 | 2.20 |

> ➢ In this example, the Brazilian real strengthens to the fullest extent possible from the starting spot rate of 2.40 to the ending spot rate of 0.00001 (possibly due to a hypothetical devaluation of the European Union euro), resulting in the reference currency return of (2.40 – 0.00001) / 2.40 = 100.00%.

| Starting Spot Rate (# BRL / 1 EUR) | Ending Spot Rate (# BRL / 1 EUR) |
|---|---|
| 2.40 | 0.00001 |

This example illustrates that, because the reference currency return is calculated by subtracting the ending spot rate from the starting spot rate and then dividing by the starting spot rate, the maximum possible reference currency return for each reference currency will be no greater than 100%. However, any possible decline in the reference currencies is not so limited as shown in the examples below.

▪ Conversely, an **increase** in the spot rate means that the relevant reference currency has **depreciated / weakened** relative to the European Union euro.  This means that it takes more of the relevant reference currency to purchase one (1) European Union euro on the relevant valuation date than it did on the pricing date.

> ➢ In this example, the Brazilian real weakens from the starting spot rate of 2.40 to the ending spot rate of 3.00, resulting in the reference currency return of (2.40 – 3.00) / 2.40 = –25.00%.

| Starting Spot Rate (# BRL / 1 EUR) | Ending Spot Rate (# BRL / 1 EUR) |
|---|---|
| 2.40 | 3.00 |

> ➢ In this example, the Brazilian real is seriously devalued and weakens from the starting spot rate of 2.40 to the ending spot rate of 15.00, resulting in the reference currency return of (2.40 – 15.00) / 2.40 = –525.00%.

| Starting Spot Rate (# BRL / 1 EUR) | Ending Spot Rate (# BRL / 1 EUR) |
|---|---|
| 2.40 | 15.00 |

Because the reference currency return is calculated in the manner described above, there is no limit on the negative performance of any reference currency.  Consequently, even if three of the reference currencies were to appreciate significantly relative to the European Union euro, that positive performance could be more than offset by a severe depreciation of the fourth reference currency so that you lose up to 10% of your initial investment in the securities.

**Actual starting spot rates and ending spot rates will vary from those used in the examples above.**

JPMorgan Chase & Co.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

## Key Investment Rationale

Exposure to currencies is a component of asset class diversification.  Investors who believe they have underweight exposure to the foreign currencies in the basket, overweight exposure to the European Union euro, or those concerned about the risks associated with investing directly in currencies can use the securities to gain exposure to the basket currencies.  The securities also provide for the minimum payment amount of 90% of principal at maturity.

All payments on the securities, including the minimum payment amount at maturity, are subject to the credit risk of JPMorgan Chase & Co.

| | |
|---|---|
| **Access** | ▪ Exposure to an equally-weighted basket of four emerging markets currencies valued relative to the European Union euro and potential diversification of underlying asset class exposure. |
| **Minimum payment amount** | ▪ The securities provide for the repayment of 90% of principal ($900 per $1,000 stated principal amount security) at maturity regardless of the performance of the basket. |
| **Best case scenario** | ▪ The basket appreciates and the securities return $1,000 for each $1,000 stated principal amount security *plus* at 130% to 150% uncapped upside participation in the appreciation of the basket. |
| **Worst case scenario** | ▪ The basket depreciates and the securities return less than the $1,000 stated principal amount by an amount proportionate to the decline in the basket return below 0%, subject to the minimum payment amount of $900 per $1,000 stated principal amount security (90% of the stated principal amount). |

## Summary of Selected Key Risks (see page 14)

- **The securities do not pay interest and provide for a minimum payment at maturity of only 90% of the stated principal amount.**
- The securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
- Economic interests of the calculation agent and other affiliates of the issuer may be different from those of the investors.
- The inclusion of commissions and estimated cost of hedging in the original issue price is likely to affect adversely secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.
- The market price of the securities will be influenced by many unpredictable factors, including the spot rates and volatility of the spot rates between the reference currencies and the European Union dollar.
- Each reference currency return is subject to an embedded maximum return.
- Changes in the spot rates of the reference currencies may offset each other.
- The securities are subject to currency exchange risk.
- Investing in the securities is not equivalent to investing directly in the reference currencies.
- Because the reference currencies are emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations.
- Government intervention could materially and adversely affect the value of the securities.
- Even though currencies trade around-the-clock, the securities will not.
- Currency exchange risks can be expected to heighten in periods of financial turmoil.
- Currency market disruptions may adversely affect the your return.
- Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the securities.
- The securities will not be listed on any securities exchange and secondary trading may be limited.

# Fact Sheet

The securities offered are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, provide for upside exposure to the basket of currencies, provide for a minimum payment amount at maturity of only 90% of principal and have the terms described in product supplement no. 3-I, the prospectus supplement and the prospectus, as supplemented or modified by these preliminary terms. At maturity, an investor will receive for each stated principal amount of securities that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based on the performance of the basket as a whole. Investors may lose up to 10% of the stated principal amount of the securities. The securities are senior notes issued as part of JPMorgan Chase & Co.'s Series E Medium-Term Notes program. All payments on the securities, including the payment of the minimum payment amount at maturity, are subject to the credit risk of JPMorgan Chase & Co.

| Expected Key Dates | | |
| --- | --- | --- |
| **Pricing date:** | **Original issue date (settlement date):** | **Maturity date:** |
| December   , 2011 (expected to price on or about December 22, 2011) | December   , 2011 (3 business days after the pricing date) | December 29, 2014, subject to adjustment for certain market disruption events and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 3-I |

| Key Terms | | | |
| --- | --- | --- | --- |
| **Issuer:** | JPMorgan Chase & Co. | | |
| **Basket:** | **Reference currencies** | **Reference currency weight** | **Reference currency per USD: source and applicable time** | **USD per EUR: source and applicable time** |
| | Brazilian real ("BRL") | 25% | Reuters: BRFR (offer rate); 6:00 p.m., Sao Paulo Time | |
| | Russian ruble ("RUB") | 25% | Reuters: EMTA; between 12:00 and 12:30 p.m., Moscow time | Reuters: WMRPSPOT05; 4:00 p.m. Greenwich Mean Time |
| | Indian rupee ("INR") | 25% | Reuters: RBIB; 12:30 p.m., Mumbai Time | |
| | Chinese renminbi ("CNY") | 25% | Reuters: SAEC; 9:15 a.m., Beijing Time | |
| **Aggregate principal amount:** | $ | | |
| **Issue price:** | $1,000 per security (see "Syndicate Information" on page 8) | | |
| **Stated principal amount:** | $1,000 per security | | |
| **Denominations:** | $1,000 per security and integral multiples thereof | | |
| **Interest:** | None | | |
| **Payment at maturity:** | ▪ If the basket appreciates relative to the European Union euro (*i.e.*, the basket return is positive), for each $1,000 stated principal amount security, $1,000 + supplemental redemption amount<br><br>▪ If the basket depreciates or does not appreciate relative to the European Union euro (*i.e.*, the basket return is zero or negative), for each $1,000 stated principal amount security, $1,000 + ($1,000 × basket return), subject to the minimum payment amount<br><br>*If the basket depreciates, the basket return will be negative and the payment at maturity will be less than the stated principal amount of $1,000 per security by an amount that is proportionate to the decline in the basket return below 0%. However, under no circumstances will the payment due at maturity be less than the minimum payment amount of $900 per security.* | | |
| **Supplemental redemption amount:** | (i) $1,000 *times* (ii) the basket return *times* (iii) the participation rate | | |
| **Minimum payment amount:** | $900 per security | | |
| **Participation rate:** | 130% to 150%. The actual participation rate will be determined on the pricing date and will not be less than 130% or greater than 150%. | | |
| **Basket return:** | (ending basket level – starting basket level) / starting basket level | | |
| **Starting basket level:** | Set equal to 100 on the pricing date | | |

## Currency-Linked Partial Principal at Risk Securities due December 29, 2014
### Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro

| | |
|---|---|
| **Ending basket level:** | The closing basket level on the valuation date |
| **Basket closing level:** | The basket closing level on the valuation date will be calculated as follows:<br><br>100 × [1 + sum of (reference currency return of each reference currency × reference currency weight of each such reference currency)] |
| **Reference currency return:** | With respect to each reference currency: (starting spot rate – ending spot rate) / starting spot rate<br><br>*This formula effectively limits the contribution of each reference currency to a 100% return but does not limit the downside. See "How Do Currency Exchange Rates Work," "Hypothetical Payouts on the Securities at Maturity — Example 3" and "Fact Sheet" in this document for more information.* |
| **Starting spot rate:** | With respect to each reference currency, the spot rate on the pricing date. |
| **Ending spot rate:** | With respect to each reference currency, the spot rate on the valuation date. |
| **Spot rate:** | With respect to each reference currency on any relevant day, (a) the reference currency per one U.S. dollar spot rate as reported by the applicable reference source at approximately the applicable time *times* (b) the U.S. dollar per one European Union euro spot rate as reported by the applicable reference source at approximately the applicable time. |
| **Currency business day:** | A "currency business day," with respect to each reference currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the applicable Reference Currency (with respect to the Brazilian real, Sao Paulo, Brazil, with respect to the Russian ruble, Moscow, Russia, with respect to the Indian rupee, Mumbai, India and with respect to the Chinese renminbi, Beijing, China) and (b) banking institutions in The City of New York and such principal financial center for such reference currency are not otherwise authorized or required by law, regulation or executive order to close. |
| **Valuation date:** | December 22, 2014, subject to adjustment for non-currency business days or certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" in the accompanying product supplement no. 3-I |
| **Adjustment of maturity date:** | If the scheduled maturity date is not a business day, then the maturity date will be the following business day.  If the scheduled valuation date is not a currency business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the securities will be postponed until the third business day following the valuation date as postponed. |
| **Base currency:** | For purposes of the accompanying product supplement, the European Union euro is the base currency. |
| **Risk factors:** | **Please see "Risk Factors" beginning on page 14.** |

## Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

| General Information | |
|---|---|
| **Listing:** | The securities will not be listed on any securities exchange. |
| **CUSIP / ISIN:** | 48125VFX3 / US48125VFX38 |
| **Minimum ticketing size:** | 1 security |
| **Tax considerations:** | You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" and in particular the subsection thereof entitled "—Notes Treated as Debt Instruments That Have a Term of More than One Year" in the accompanying product supplement no. 3-I. Notwithstanding that the securities do not provide for the full repayment of their principal amount at or prior to maturity, our special tax counsel, Davis Polk & Wardwell LLP is of the opinion that the securities should be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Assuming this treatment is respected, as discussed in that subsection, you will be required to accrue as interest income original issue discount on your securities in each taxable year at the comparable yield, as determined by us, although we will not make any payment with respect to the securities until maturity. Upon sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the security. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Purchasers who are not initial purchasers of securities at their issue price should consult their tax advisers with respect to the tax consequences of an investment in securities, including the treatment of the difference, if any, between the basis in their securities and the securities' adjusted issue price. |
|  | The discussion in the preceding paragraph, when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" (and in particular the subsection thereof entitled "—Notes Treated as Debt Instruments That Have a Term of More than One Year") in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of securities. |
|  | **Comparable yield and projected payment schedule.** We will determine the comparable yield for the securities and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the securities, which we will file with the SEC. If the securities had priced on November 25, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 2.67%, compounded semiannually. The actual comparable yield that we will determine for the securities may be more or less than 2.67%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual supplemental redemption amount, if any, that we will pay on the securities.** |
| **Trustee:** | Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) |
| **Calculation agent:** | JPMS |
| **Use of proceeds and hedging:** | The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities. |
|  | For further information on our use of proceeds and hedging, see "Use of Proceeds and Hedging" in the accompanying product supplement no. 3-I. |
| **Benefit plan investor considerations:** | See "Benefit Plan Investor Considerations" in the accompanying product supplement no. 3-I. |
| **Contact:** | Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326). |

| Syndicate Information | | |
|---|---|---|
| **Issue price** | **Selling concession** | **Principal amount of securities for any single investor** |
| $1000.00 | $30.00 | <$1MM |
| $995.00 | $25.00 | ≥$1MM and <$3MM |
| $992.50 | $22.50 | ≥$3MM and <$5MM |
| $990.00 | $20.00 | ≥$5MM |

**MSSB may reclaim selling concessions allowed to individual brokers within MSSB in connection with the offering if, within 30 days of the offering, MSSB repurchases the securities distributed by such brokers.**

*This offering summary represents a summary of the terms and conditions of the securities. We encourage you to read the accompanying product supplement no. 3-I, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.*

JPMORGAN CHASE & CO.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

# How the Securities Work
## Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the securities based on the following terms:

| | |
|---|---|
| **Stated principal amount:** | $1,000 per security |
| **Hypothetical Participation rate:** | 140% (which represents the midpoint of the range of 130% and 150%)*. |
| **Minimum payment amount:** | $900 per $1,000 stated principal amount security |

\* If the actual participation rate as determined on the pricing date is less than 140%, your return, if any, may be lower than the returns shown below.



## How it works

- If the ending basket level is **greater than** the starting basket level, for each $1,000 principal amount security, investors will receive the $1,000 stated principal amount plus the supplemental redemption amount at maturity.

  - If the ending basket level is greater than the starting basket level by 10%, the investor will receive a 14% return, or $1,140 per $1,000 stated principal amount security.

  - If the ending basket level is greater than the starting basket level by 30%, the investor will receive a 42% return, or $1,420 per $1,000 stated principal amount security.  Due to the specific formula used to calculate the reference currency return for each reference currency, the maximum possible reference currency return will be no greater than 100%.  Consequently, the maximum payment per security at maturity will not be greater than $2,300 to $2,500, based upon the participation rate as determined on the pricing date.

- If the ending basket level is **less than or equal** to the starting basket level, the investor will receive an amount less than or equal to the $1,000 stated principal amount, based on a 1% loss of principal for each 1% that the ending basket level is less than the starting basket level.

  - If the ending basket level is less than the starting basket level by 8%, the investor would lose 8% of its principal and receive only $920 per $1,000 stated principal amount security at maturity, or 92% of the stated principal amount.

  - If the ending basket level is less than the starting basket level by 50%, investors would receive the minimum payment amount of $900 per $1,000 stated principal amount security.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

# Hypothetical Payouts on the Securities at Maturity

Below are three examples of how to calculate the basket return and the payment at maturity based on the hypothetical spot rates in the respective tables below.  The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.

The spot rates for each of the reference currencies are expressed as the number of units of the applicable reference currency per European Union euro.  For each reference currency, a decrease in the spot rate means that such reference currency has appreciated/strengthened relative to the European Union euro and an increase in the spot rate means that such reference currency has depreciated/weakened relative to the European Union euro.

**Example 1:  The basket return is positive.**

| Reference Currency | Reference Currency Weight | Hypothetical Starting Spot Rate* | Hypothetical Ending Spot Rate* | Reference Currency Return |
|---|---|---|---|---|
| BRL | 25% | 2.40 | 2.16 | 10% |
| RUB | 25% | 42.00 | 37.80 | 10% |
| INR | 25% | 70.00 | 63.00 | 10% |
| CNY | 25% | 8.60 | 7.74 | 10% |

**Basket return = (ending basket level – starting basket level) / starting basket level**

**Starting basket level = 100**

**Ending basket level = 100 × [1 + sum of (currency return of each reference currency × reference currency weight of each such reference currency)]**

**Using the hypothetical spot rates above, the sum of the currency return of each reference currency times the reference currency weight of each such reference currency:**

$$[(2.40 – 2.16) / 2.40] × 25\% = 2.50\%$$
$$[(42.00 – 40.80) / 42.00] × 25\% = 2.50\%$$
$$[(70.00 – 67.30) / 70.00] × 25\% = 2.50\%$$
$$[(8.60 – 7.74) / 8.60] × 25\% = 2.50\%$$

$$2.50\% + 2.50\% + 2.50\% + 2.50\% = 10\%$$

| | | |
|---|---|---|
| **Ending basket level** | = | 100 × (1 + 10%), which equals 110 |
| **Basket return** | = | (110 – 100) / 100, which equals 10% |
| **Payment at maturity** | = | $1,000  +  supplemental redemption amount |
| | = | $1,000 + ($1,000  ×  basket return  ×  participation rate) |
| | = | $1,000 + ($1,000  ×  10%  ×  140%**) |
| | = | $1,140 |

Because the basket return is greater than zero, investors will receive a supplemental redemption amount. Therefore, the total payment at maturity per $1,000 stated principal amount security will be $1,140, which is the sum of the $1,000 stated principal amount and the supplemental redemption amount of $140.

* The spot rate of each reference currency relative to the European Union euro is calculated by multiplying (a) the exchange rate of the relevant reference currency relative to the U.S. dollar and (b) the exchange rate of the U.S. dollar relative to the European Union euro.

** If the actual participation rate as determined on the pricing date is less than 140%, your return, if any, may be lower than the return shown above.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

## Example 2:  The basket return is negative.

| Reference Currency | Reference Currency Weight | Hypothetical Starting Spot Rate* | Hypothetical Ending Spot Rate* | Reference Currency Return |
|---|---|---|---|---|
| BRL | 25% | 2.40 | 2.28 | 5% |
| RUB | 25% | 42.00 | 46.20 | -10% |
| INR | 25% | 70.00 | 67.90 | 3% |
| CNY | 25% | 8.60 | 9.46 | -10% |

**Basket return = (ending basket level – starting basket level) / starting basket level**

**Starting basket level = 100**

**Ending basket level = 100 × [1 + sum of (currency return of each reference currency × reference currency weight of each such reference currency)]**

**Using the hypothetical spot rates above, the sum of the currency return of each reference currency times the reference currency weight of each such reference currency:**

[(2.40 – 2.28) / 2.40] × 25% = 1.25%
[(42.00 – 46.20) / 42.00] × 25% = -2.50%
[(70.00 – 67.90) / 70.00] × 25% = 0.75%
[(8.60 – 9.46) / 8.60] × 25% = -2.50%

1.25% + -2.50% + 0.75% + -2.50% = -3.00%

**Ending basket level**  =  100 × (1 + -3.00%), which equals 97.00

**Basket return**  =  (97  – 100) / 100, which equals -3%

**Payment at maturity**  =  $1,000  + ($1,000 × basket return), subject to the minimum payment amount of $900

=  $1,000  + ($1,000 × (-3.00%)), subject to the minimum payment amount of $900

=  $1,000 + (-$30)

=  $970

*The basket return may be equal to or less than 0% even though one or more basket currencies have strengthened relative to the U.S. dollar over the term of the securities as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the European Union euro of one or more of the other basket currencies.  In this example, the appreciation of the Brazilian real and the Indian rupee is more than offset by the depreciation of the Russian ruble and the Chinese renminbi.*

\* The spot rate of each reference currency relative to the European Union euro is calculated by multiplying (a) the exchange rate of the relevant reference currency relative to the U.S. dollar and (b) the exchange rate of the U.S. dollar relative to the European Union euro.

JPMORGAN CHASE & CO.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

## Example 3:  The basket return is significantly less than zero.

| Reference Currency | Reference Currency Weight | Hypothetical Starting Spot Rate* | Hypothetical Ending Spot Rate* | Reference Currency Return |
|---|---|---|---|---|
| BRL | 25% | 2.40 | 0.0001 | 100% |
| RUB | 25% | 42.00 | 0.0001 | 100% |
| INR | 25% | 70.00 | 0.0001 | 100% |
| CNY | 25% | 8.60 | 43.0000 | -400% |

**Basket return = (ending basket level – starting basket level) / starting basket level**

**Starting basket level = 100**

**Ending basket level = 100 × [1 + sum of (currency return of each reference currency × reference currency weight of each such reference currency)]**

**Using the hypothetical spot rates above, the sum of the currency return of each reference currency times the reference currency weight of each such reference currency:**

[(2.40 – 0.0001) / 2.40] × 25% = 25.00%
[(42.00 – 0.0001) / 42.00] × 25% = 25.00%
[(70.00 – 0.0001) / 70.00] × 25% = 25.00%
[(8.60 – 43.0000) / 8.60] × 25% = -100.00%

25.00% + 25.00% +25.00% +-100.00% =-25.00%

| | | |
|---|---|---|
| **Ending basket level** | = | 100 × (1 + -25.00%), which equals 75 |
| **Basket return** | = | (75  – 100) / 100, which equals -25% |
| **Payment at maturity** | = | $1,000  + ($1,000 × basket return), subject to the minimum payment amount of $900 |
| | = | $1,000  + ($1,000 × (-25.00%)), subject to the minimum payment amount of $900 |
| | = | $750, subject to the minimum payment amount of $900 |
| | = | The minimum payment amount of $900 |

*In this example, because $750 is less than the minimum payment amount of $900, the investor will receive the minimum payment amount.*

**The basket return may be equal to or less than 0% even though one or more reference currencies have strengthened relative to the European Union euro over the term of the securities as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the European Union euro of one or more of the other reference currencies.  In this example, even though three of the four reference currencies have each achieved the maximum possible reference currency return, the basket return is negative because the serious devaluation of the fourth reference currency more than offsets the appreciation of the other three reference currencies and investor loses 10% of its initial investment.**

* The spot rate of each reference currency relative to the European Union euro is calculated by multiplying (a) the exchange rate of the relevant reference currency relative to the U.S. dollar and (b) the exchange rate of the U.S. dollar relative to the European Union euro.

JPMORGAN CHASE & CO.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

# Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of securities that they hold, an amount in cash based on the performance of the basket on the valuation date, determined as follows:

*If the ending basket level is **greater than** the starting basket level*, investors will receive for each $1,000 stated principal amount of securities that they hold a payment at maturity equal to:

**$1,000  +  supplemental redemption amount,**

*where,*

**supplemental redemption amount  =  $1,000  ×  basket return  ×  participation rate**

*and*

$$\text{basket return} \quad = \quad \frac{\text{ending basket level} - \text{starting basket level}}{\text{starting basket level}}$$

*and*

**participation rate  =  130% to 150%\***

\* The actual participation rate will be determined on the pricing date and will not be less than 130% or greater than 150%.

*If the ending basket level is **less than or equal to** the starting basket level*, investors will receive for each $1,000 stated principal amount of securities that they hold a payment at maturity equal to:

**$1,000  +  $1,000  x  basket return**

subject to the *minimum payment amount* of $900, or 90% of the stated principal amount of $1,000 for each security.

Because the ending basket level will be less than or equal to the starting basket level in this case, the payment at maturity will be less than or equal to $1,000, subject to the minimum payment amount of $900 per security.

# Risk Factors

*The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 3-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.*

- **The securities do not pay interest and provide for a minimum payment at maturity of only 90% of principal.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest and provide for a minimum payment amount of only 90% of the principal at maturity. If the basket as a whole has depreciated from the pricing date to the valuation date, the payment at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each security by an amount proportionate to the decline in the level of the basket, subject to the minimum payment amount of $900 per $1,000 stated principal amount security (90% of the stated principal amount).

- **The securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the securities at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the securities. If we were to default on our payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.

- **Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. The calculation agent will determine the starting basket level and the ending basket level, and will calculate the amount you will receive at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or the selection of a successor to a reference currency or the base currency may affect the payout to you at maturity.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase securities in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the estimated cost of hedging the issuer's obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

- **The market price of the securities is influenced by many unpredictable factors.** Several factors will influence the value of the securities in the secondary market and the price at which JPMS may be willing to purchase or sell the securities in the secondary market, including: time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the reference currencies, the spot rates and the volatility of the spot rates between the European Union euro and the reference currencies (which are calculated using the exchange rates of the relevant reference currencies relative to the U.S. dollar and the exchange rate of the U.S. dollar relative to the European Union euro) and any actual or anticipated changes in our credit ratings or credit spreads. The price of the reference currencies may be and has recently been volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you try to sell your securities prior to maturity.

- **Each reference currency return is subject to an embedded maximum return.** Because the reference currency returns are expressed as the starting spot rate minus the ending spot rate, divided by the starting spot rate, the reference currency return for each reference currency is subject to an embedded maximum return. In no event will any reference currency return equal or exceed 100%.

JPMorgan Chase & Co.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

- **Changes in the spot rates of one or more of the reference currencies relative to the European Union euro may offset each other**.  Exchange rate movements in the reference currencies may not correlate with each other.  At a time when one or more of the reference currencies strengthens relative to the European Union euro, one or more of the other reference currencies may weaken relative the European Union euro or strengthen to a lesser extent.  Therefore, in calculating the basket return, the strengthening relative to the European Union euro of one or more of the reference currencies may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the European Union euro of one or more of the other reference currencies.

  Moreover, due to the specific formula used to calculate the reference currency return for each reference currency, the maximum possible reference currency return will be no greater than 100% while there is no comparable limit on the negative performance of a reference currency.  Consequently, the maximum payment per security at maturity will not be greater than $2,300 to $2,500, based upon the participation rate as determined on the pricing date.  In addition, even if three of the reference currencies were to appreciate significantly relative to the European Union euro, that positive performance could be more than offset by a severe devaluation of the fourth reference currency, which will have an adverse effect on the investor's return at maturity.  For an explanation of this possibility and how the reference currency return formula is calculated, see "How Do Currency Exchange Rates Work?" on page 4 and "Hypothetical Payouts on the Securities at Maturity — Example 3" on page 12.

  You can review a table of the historical spot rates and related graphs of each of the reference currencies and a graph of the historical performance of the basket (assuming that each of the reference currencies is equally weighted) in these preliminary terms under "Historical Information" on page 19 below and "Basket Overview" on page 3 above.  You cannot predict the future performance of any of the reference currencies or of the basket as a whole, or whether the strengthening of any of the reference currencies relative to the European Union euro will be offset by the weakening of the other reference currencies relative to the European Union euro, based on historical performance.  In addition, there can be no assurance that the basket return will be positive so that you will receive at maturity an amount in excess of the stated principal amount of the securities.  If the basket return is less than zero, you will receive at maturity an amount that is less than the amount of your original investment in the securities.

- **The securities might not pay as much as an investment in the individual reference currencies.**  You may receive a lower payment at maturity than you would have received if you had invested in the reference currencies individually, a combination of reference currencies or contracts related to the reference currencies for which there is an active secondary market.

- **The securities are subject to currency exchange risk.**  Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes.  The value of a Reference Currency or the European Union euro is at any moment a result of the supply and demand for that currency.  Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the countries issuing the reference currencies, the European Union, the United States and other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments in the countries issuing the reference currencies, the European Union and the United States;

  - the monetary policies of the countries issuing the reference currencies, the European Union and the United States; and

  - the extent of government surpluses or deficits in the countries issuing the reference currencies, the European Union and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries issuing the reference currencies, the European Union, the United States and other countries important to international trade and finance.

- **Governmental intervention could materially and adversely affect the value of the securities**.  Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely.  Governments, including those of the countries issuing the reference currencies, the European Union and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **Because the reference currencies are emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations.**  The securities are linked to the performance of an equally weighted basket of four currencies, all of which are emerging markets currencies.  There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies.  With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability.  Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the securities.

- *Brazilian real*

  The exchange rate between the Brazilian real and the European Union euro is affected primarily by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Brazil or elsewhere, and by macroeconomic factors and speculative actions. The exchange rate is freely negotiated, but may be influenced from time to time by intervention by the Central Bank of Brazil. From 1995 to 1999, the Central Bank of Brazil allowed the gradual devaluation of the real relative to the U.S. dollar. In 1999, the Brazilian real suffered a currency crisis with significant devaluation. Subsequently, the Central Bank of Brazil allowed the exchange rate to float freely, although subject to frequent intervention by the Central Bank of Brazil to manipulate the exchange rate of the Brazilian real for U.S. dollars as well as to regulate the flow of the Brazilian real into and out of the country.

  Since then, the exchange rate has fluctuated considerably. In 2009, the Brazilian real depreciated sharply against the European Union euro but has since recovered somewhat. The Brazilian real is not freely convertible into foreign currencies.  While there have been some initial steps taken in the last few years to move towards a more free convertibility, the Central Bank of Brazil still requires the registration of all trades on its system (Sisbacen) among other restrictions. In addition, the Central Bank of Brazil has been known to conduct regular interventions to smooth volatility.  Factors that might affect the likelihood of the government's imposing exchange control restrictions include the extent of Brazil's foreign currency reserves, the size of Brazil's debt service burden relative to the economy as a whole, economic conditions in Brazil's major export markets, changes in international prices of commodities, Brazil's policy towards the International Monetary Fund, and political constraints to which Brazil may be subject.

- *Russian ruble*

  The exchange rate between the Russian ruble and the European Union euro is affected primarily by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Russia or elsewhere, and by macroeconomic factors and speculative actions. Until 1998, the Central Bank of Russia maintained a currency band to limit fluctuations of the Russian ruble within a certain specified range. In August 1998, the Russian ruble devalued significantly, forcing the Central Bank of Russia to abandon attempts to maintain the value of the ruble and in early September 1998, the Central Bank of Russia announced that it would allow the Russian ruble to float freely against the U.S. dollar. Since 1998, the Central Bank of Russia has maintained a managed float of the Russian ruble against the U.S. dollar and continues to intervene in the currency to achieve its targeted exchange rates. In February 2006, the Central Bank of Russia announced that the Russian ruble would be targeted against a new weighted currency basket consisting of the euro and U.S. dollar to decouple the Russian ruble from the U.S. dollar. In July 2006, Russia lifted all

JPMORGAN CHASE & CO.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

currency controls on the Russian ruble and the Russian ruble became fully convertible and freely tradeable. The Russian ruble sharply depreciated against the European Union euro in 2008 and 2009 but has since recovered somewhat. The Central Bank of Russia periodically intervenes by purchasing surplus U.S. dollar liquidity from both natural resource exports and the foreign exchange market when foreign exchange fluctuations are sharp. There is an annual guideline in the Main Directions of Monetary Policy to which the Central Bank of Russia adheres. Factors affecting any future intervention in the Russian ruble or changes in policy include foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of Russia's debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Russia may be subject.

- *Indian rupee*

  The exchange rate between the Indian rupee and the European Union euro is affected primarily by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in India or elsewhere, and by macroeconomic factors and speculative actions. During the past decade, the Indian government has pursued policies of economic liberalization and deregulation, but the government's role in the economy has remained significant. From 1993 to 2003, the Indian rupee depreciated, but an increase in foreign investment in India led to strengthening of the Indian rupee from 2003 to 2007.  Since 2010, the Indian rupee has generally depreciated relative to the European Union euro.

  The Indian government allows the exchange rate to float freely, without a fixed target or band, but the Reserve Bank of India will intervene when it deems necessary to preserve stability. It also has the ability to restrict the conversion of rupees into foreign currencies, and under certain circumstances investors that seek to convert rupees into foreign currency must obtain the approval of the Reserve Bank of India. There are currently strict limits on foreign investment in bond markets. Factors that might affect the likelihood of the government's imposing these or other exchange control restrictions include political pressure related to recent inflation and its effect on exporters, the extent of India's foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of India's debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which India may be subject.

- *Chinese renminbi*

  The exchange rate between the Chinese renminbi and the European Union euro is affected primarily by the policies of the Chinese government, particularly with respect to its management of the exchange rate between the Chinese renminbi and the U.S. dollar, and may also be influenced by political or economic developments in the People's Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People's Bank of China (the "People's Bank") allowed the renminbi to float against the U.S. dollar within a very narrow band around the central exchange rate published daily by the People's Bank.

  In July 2005, the People's Bank revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar.

  In addition, the People's Bank announced that the reference basket of currencies used to set the value of the renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the exchange rate between the Chinese renminbi and the U.S. dollar within the narrow band established by the People's Bank result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.

  The inflow and outflow of renminbi in China has historically been tightly controlled by the People's Bank but there have been signs in recent years of a nascent but fast growing offshore renminbi market, with foreign exchange reforms implemented in 2010 serving as the catalyst. These reforms allow the renminbi to move to Hong Kong from mainland China without restriction if it is for the purpose of international trade settlement (e.g., import payments). Once moved offshore, this renminbi is reclassified from "CNY" renminbi to so-called "CNH" renminbi, which has no mainland restriction as to its end-use if it remains offshore. However, the growth of the CNH market may be impeded as China still tightly regulates the "back flow" of CNH into the onshore mainland market, in part to protect domestic markets. This creates a separate

JPMORGAN CHASE & CO.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

currency market for onshore versus offshore renminbi with different levels of exchange rates driven by capital control measures, supply and demand and arbitrage opportunities. No assurance can be given with respect to any future changes in the policy of the People's Republic of China dealing with offshore renminbi trading.

To the extent that management of the renminbi by the People's Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government's management of the Chinese renminbi could result in significant movement in the value of the renminbi. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People's Republic of China and the United States, including capital control measures and economic and political developments in other countries.

- **Even though currencies trade around-the-clock, the securities will not**.   Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the securities, if any, will not conform to the hours during which the reference currencies and European Union euro are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the securities.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **Currency exchange risks can be expected to heighten in periods of financial turmoil**.  In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the United States government, the European Union and the governments of their member entities and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the reference currencies relative to the European Union euro.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **Currency market disruptions may adversely affect your return.**  The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the spot rates and the reference currency return.  These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event.  See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

- **Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the securities.**  The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the securities on or prior to the pricing date and prior to maturity could adversely affect the value of the reference currencies, and, as a result, could decrease the amount an investor may receive on the securities at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the value of the reference currencies on the pricing date and, therefore, could potentially increase the level that the reference currencies must reach on the valuation date before you receive a payment at maturity that exceeds the issue price of the securities.  Additionally, these hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the ending basket level and, accordingly, the amount of cash an investor will receive at maturity.  It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the securities declines.

- **Secondary trading may be limited.**  The securities will not be listed on a securities exchange.  There may be little or no secondary market for the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  JPMS may act as a market maker for the securities, but is not required to do so.  Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which JPMS is willing to buy the securities.  If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

## Historical Information

The following tables set forth the published high and low exchange rates, as well as end-of-quarter exchange rates, for each of the reference currencies for each quarter in the period from January 2, 2006 through November 25, 2011.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification.  The historical exchange rates of the reference currencies should not be taken as an indication of future performance, and no assurance can be given as to the exchange rates on the valuation date.

| BRL  (# BRL / EUR) | High | Low | Period End |
|---|---|---|---|
| **2006** | | | |
| First Quarter | 2.8061 | 2.5123 | 2.6219 |
| Second Quarter | 3.0152 | 2.5849 | 2.7692 |
| Third Quarter | 2.8304 | 2.7246 | 2.7487 |
| Fourth Quarter | 2.8913 | 2.6722 | 2.8190 |
| **2007** | | | |
| First Quarter | 2.8396 | 2.7021 | 2.7497 |
| Second Quarter | 2.7773 | 2.5572 | 2.6124 |
| Third Quarter | 2.7628 | 2.5395 | 2.6151 |
| Fourth Quarter | 2.7499 | 2.5143 | 2.5957 |
| **2008** | | | |
| First Quarter | 2.7766 | 2.5250 | 2.7766 |
| Second Quarter | 2.7167 | 2.4909 | 2.5278 |
| Third Quarter | 2.8348 | 2.3861 | 2.6842 |
| Fourth Quarter | 3.4566 | 2.6860 | 3.2340 |
| **2009** | | | |
| First Quarter | 3.2734 | 2.9011 | 3.0801 |
| Second Quarter | 3.0115 | 2.6908 | 2.7390 |
| Third Quarter | 2.8169 | 2.5816 | 2.5867 |
| Fourth Quarter | 2.6344 | 2.4972 | 2.4993 |
| **2010** | | | |
| First Quarter | 2.6270 | 2.3972 | 2.4063 |
| Second Quarter | 2.3996 | 2.1810 | 2.2111 |
| Third Quarter | 2.3379 | 2.1835 | 2.3007 |
| Fourth Quarter | 2.3897 | 2.2057 | 2.2219 |
| **2011** | | | |
| First Quarter | 2.3699 | 2.1736 | 2.3149 |
| Second Quarter | 2.3882 | 2.2612 | 2.2756 |
| Third Quarter | 2.5657 | 2.2068 | 2.5164 |
| Fourth Quarter (through November 25, 2011) | 2.4942 | 2.3670 | 2.5031 |



**Brazilian real**
**January 6,2006 through November 25, 2011**
**(expressed as units of BRL per EUR)**

Source: Bloomberg

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

| RUB  (# RUB / EUR) | High | Low | Period End |
|---|---|---|---|
| **2006** | | | |
| First Quarter | 34.8369 | 33.3174 | 33.5703 |
| Second Quarter | 34.7725 | 33.4843 | 34.3354 |
| Third Quarter | 34.4064 | 33.8208 | 33.9589 |
| Fourth Quarter | 34.9172 | 33.7583 | 34.7483 |
| **2007** | | | |
| First Quarter | 34.9252 | 34.2318 | 34.7070 |
| Second Quarter | 35.0639 | 34.6420 | 34.8609 |
| Third Quarter | 35.4542 | 34.5643 | 35.4542 |
| Fourth Quarter | 36.1213 | 35.1818 | 35.9442 |
| **2008** | | | |
| First Quarter | 37.1691 | 35.7646 | 37.0882 |
| Second Quarter | 37.2892 | 36.5835 | 36.9345 |
| Third Quarter | 37.1196 | 35.9894 | 36.1407 |
| Fourth Quarter | 42.6587 | 34.1519 | 42.6587 |
| **2009** | | | |
| First Quarter | 46.8972 | 39.4703 | 44.9904 |
| Second Quarter | 44.9875 | 43.1382 | 43.7165 |
| Third Quarter | 45.9449 | 43.7214 | 43.9365 |
| Fourth Quarter | 44.9808 | 42.5952 | 43.0244 |
| **2010** | | | |
| First Quarter | 43.1018 | 39.3345 | 39.7668 |
| Second Quarter | 39.7205 | 37.2408 | 38.2568 |
| Third Quarter | 41.6154 | 38.7641 | 41.6154 |
| Fourth Quarter | 43.4335 | 39.7712 | 40.8504 |
| **2011** | | | |
| First Quarter | 40.8275 | 39.3075 | 40.2377 |
| Second Quarter | 40.8645 | 39.6104 | 40.4245 |
| Third Quarter | 43.8931 | 39.5060 | 43.1635 |
| Fourth Quarter (through November 25, 2011) | 43.5596 | 41.3397 | 42.8869 |



**Russian ruble**
**January 6,2006 through November 25, 2011**
**(expressed as units of RUB per EUR)**

**Source: Bloomberg**

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

| INR  (# INR / EUR) | High | Low | Period End |
|---|---|---|---|
| **2006** | | | |
| First Quarter | 54.3561 | 52.6405 | 54.0631 |
| Second Quarter | 59.5817 | 54.0450 | 58.8897 |
| Third Quarter | 59.9372 | 58.1302 | 58.2030 |
| Fourth Quarter | 59.5627 | 56.8105 | 58.4210 |
| **2007** | | | |
| First Quarter | 58.6965 | 57.0147 | 58.0553 |
| Second Quarter | 57.8635 | 54.2592 | 55.1498 |
| Third Quarter | 56.7391 | 54.8904 | 56.7391 |
| Fourth Quarter | 59.1685 | 55.4224 | 57.5104 |
| **2008** | | | |
| First Quarter | 64.0741 | 57.1747 | 63.3315 |
| Second Quarter | 67.9085 | 62.2510 | 67.8275 |
| Third Quarter | 68.5965 | 62.8614 | 66.2001 |
| Fourth Quarter | 68.7882 | 60.2559 | 68.0128 |
| **2009** | | | |
| First Quarter | 69.1433 | 62.3783 | 67.2264 |
| Second Quarter | 68.3390 | 64.8809 | 67.2251 |
| Third Quarter | 71.2979 | 66.9657 | 70.4161 |
| Fourth Quarter | 70.0647 | 66.6147 | 66.6147 |
| **2010** | | | |
| First Quarter | 66.7880 | 60.3015 | 60.5665 |
| Second Quarter | 60.9128 | 55.6298 | 56.8449 |
| Third Quarter | 61.3478 | 58.2845 | 61.3060 |
| Fourth Quarter | 62.7004 | 58.9857 | 59.7620 |
| **2011** | | | |
| First Quarter | 64.0301 | 58.3095 | 63.1540 |
| Second Quarter | 65.8625 | 63.0890 | 64.7079 |
| Third Quarter | 66.9215 | 62.3560 | 65.6990 |
| Fourth Quarter (through November 25, 2011) | 70.8370 | 64.7520 | 69.1605 |



**Indian rupee**
**January 6,2006 through November 25, 2011**
**(expressed as units of INR per EUR)**

**Source: Bloomberg**

## Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

| CNY  (# CNY / EUR) | High | Low | Period End |
|---|---|---|---|
| **2006** | | | |
| First Quarter | 9.9250 | 9.5258 | 9.7136 |
| Second Quarter | 10.3637 | 9.6886 | 10.2267 |
| Third Quarter | 10.2718 | 10.0009 | 10.0173 |
| Fourth Quarter | 10.4520 | 9.8875 | 10.2991 |
| **2007** | | | |
| First Quarter | 10.3570 | 10.0363 | 10.3190 |
| Second Quarter | 10.5384 | 10.1620 | 10.3098 |
| Third Quarter | 10.7088 | 10.2031 | 10.7088 |
| Fourth Quarter | 11.0228 | 10.5444 | 10.6472 |
| **2008** | | | |
| First Quarter | 11.1391 | 10.4064 | 11.0705 |
| Second Quarter | 11.1765 | 10.6158 | 10.7981 |
| Third Quarter | 10.9059 | 9.5739 | 9.6479 |
| Fourth Quarter | 9.8572 | 8.5113 | 9.5347 |
| **2009** | | | |
| First Quarter | 9.5895 | 8.5658 | 9.0549 |
| Second Quarter | 9.7710 | 8.8308 | 9.5855 |
| Third Quarter | 10.0973 | 9.4870 | 9.9923 |
| Fourth Quarter | 10.3351 | 9.7293 | 9.7811 |
| **2010** | | | |
| First Quarter | 9.9098 | 9.0627 | 9.2228 |
| Second Quarter | 9.3199 | 8.1464 | 8.2985 |
| Third Quarter | 9.1212 | 8.4954 | 9.1212 |
| Fourth Quarter | 9.4648 | 8.6554 | 8.8213 |
| **2011** | | | |
| First Quarter | 9.3392 | 8.5574 | 9.2699 |
| Second Quarter | 9.6422 | 9.1375 | 9.3739 |
| Third Quarter | 9.3974 | 8.5466 | 8.5466 |
| Fourth Quarter (through November 25, 2011) | 9.0302 | 8.4048 | 8.4380 |



**Chinese renminbi**
**January 6,2006 through November 25, 2011**
**(expressed as units of CNY per EUR)**

**Source: Bloomberg**

JPMorgan Chase & Co.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

## Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the securities in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See "Use of Proceeds and Hedging" beginning on page PS-24 of the accompanying product supplement no. 3-I.

JPMorgan Chase & Co.

Currency-Linked Partial Principal at Risk Securities due December 29, 2014
**Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the European Union Euro**

# Where You Can Find More Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these securities are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011.

**This document, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours.**  You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-I, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. 3-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf
• Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
• Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.